August 23, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: BreitBurn Energy Partners L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-33055

Dear Mr. Schwall:

Set forth below is supplemental correspondence for BreitBurn Energy Partners L.P. (the “Partnership”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2013 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). This supplemental correspondence is pursuant to a telephone conversation held on August 15, 2013 between Roberta Kass, the Partnership's Corporate Secretary and Associate General Counsel, Margret Arnold, the Partnership's Manager of Financial Reporting and Lily Dang, Commission Staff Member in the Division of Corporation Finance. For your convenience, the supplemental correspondence is prefaced by the exact text of the Staff's comment from the June 20, 2013 letter.

Securities and Exchange Commission
August 23, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 4

Reserves and Production, page 7

1.
We have read your response to prior comment 2, including your analysis of the disclosure requirements of Item 1203(d) of Regulation S-K. We note your view is expressed relative to the disclosure of the reasons for material amounts of proved undeveloped reserves that remain undeveloped for five years or more after disclosure. We reissue our prior comment 2 and ask that you tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please clarify for us the net quantities, if any, and provide an explanation of the circumstances that would justify a time period longer than five years to begin development of those reserves.

Response: On August 15, 2013, the Commission notified the Partnership that prospective application for changes to its reserve disclosures was acceptable. The Partnership understands that changing natural gas prices are not considered by the Staff to be special circumstances as that term is used in the Commission's Compliance and Disclosure Interpretation 131.03 of Section 131. Rule 4-10(a) (31) Definitions - Undeveloped Oil and Gas Reserves of Regulation S-X. Additionally, the Partnership understands that it is the staff's view that those reserve quantities where development is delayed pending the evaluation and acquisition of additional acreage should not be included in proved undeveloped reserves. The Partnership confirms that in addition to prospectively revising the amounts of proved undeveloped reserves to be disclosed in its 2013 Form 10-K, it will continue to monitor and where necessary remove any proved undeveloped reserves attributable to those locations or projects that do not meet the specific requirements for an exception as set forth in the guidance contained in the Commission's Compliance and Disclosure Interpretations updated on May 16, 2013.

Selected Financial Data, page 46

4.
We note that you present realized and unrealized gain or loss on derivatives accounted for at fair value on page 54, with a discussion of the changes on pages 55 and 60, and present within your reconciliation of Adjusted EBITDA, an adjustment to eliminate the unrealized portion of the gain or loss related to commodity derivative instruments. Tell us how you determine the realized and unrealized portions of these gains and losses so that we may understand how your method complies with FASB ASC 815-10-35-2. For example, if realized gains do not reflect only the change in fair value during the period of settlement, identify the specific elements reflected in each measure (e.g., premiums paid, the change in fair value from period-to-period, and settlement proceeds/payments). Please explain your rationale in leaving only the realized portion of derivative gain or loss reflected in your measure of Adjusted EBITDA, given that prior changes in fair value would ordinarily also comprise the overall economics of settlement.

Response: The Partnership will amend its Form 10-K for the year ended December 31, 2012 as well as amend its Form 10-Q for the three months ended March 31, 2013 to revise its disclosures from a separate presentation for realized and unrealized derivative gains or losses to a combined presentation for derivative gains or losses. In addition, the Partnership will add back total derivative gains or losses and also provide separate disclosure of derivative contract settlement amounts in its

Securities and Exchange Commission
August 23, 2013

Consolidated Statement of Cash Flows as well as in its Adjusted EBITDA table. The Partnership will also disclose the amount of all premiums paid in the current or prior periods for derivative contracts that apply to contracts that settled during the period(s) shown in a footnote disclosure to its Adjusted EBITDA table. The subject disclosures will be presented in the Partnership's amended Form 10-K for the year ended December 31, 2012 and in its amended Form 10-Q for the three months ended March 31, 2013 in the sections and pages as noted in our prior letter dated August 14, 2013.

Financial Statements

Note 4 - Acquisitions, page F-13

Permian Basin Acquisitions, page F-14

6.
We have read your response to prior comment 7, including your analysis of FASB ASC 805-10-50-3 and 805-10-50-2(h) (3). We note your view is expressed relative to the 5-year income averaging method of identifying significant subsidiaries pursuant to Rule 1-02(w) of Regulation S-X. However, this definitional guidance has a specific purpose other than use in materiality determination under GAAP. We also note that you have not indicated whether you had evaluated the materiality of the 2011 revenues and earnings of your 2012 acquisitions relative to your 2011 financial statements

The financial information included in your response to prior comments 6 and 7 indicates that your 2012 acquisitions may be material collectively or in certain cases, individually, for the purpose of disclosing supplemental financial information. We believe that any transactions that result in an obligation to file financial statements on Form 8-K would ordinarily be material in this context. If you continue to believe pro forma information is not required to be disclosed to comply with FASB ACS 805-10-50-3 then please expand your analysis to address significance beyond your income averaging approach and also encompassing activity relative to your 2011 historical results.

Response: The Partnership will amend its Form 10-K for the year ended December 31, 2012 as well as amend its Form 10-Q for the three months ended March 31, 2013 to revise its disclosures to include aggregated pro forma information for its 2012 insignificant subsidiary acquisitions for the years ended December 31, 2012 and 2011. The Partnership will note that in addition to including the Cabot acquisition in its 2011 pro forma information, the 2010 pro forma information presented pertains only to the Cabot acquisition.

The subject disclosures will be presented in the Partnership's amended Form 10-K for the year ended December 31, 2012 and in its Form 10-Q for the three months ended March 31, 2013 in the sections and pages as noted in our prior letter dated August 14, 2013.

The Partnership acknowledges that (1) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosures in its filings, (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and (3) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 23, 2013

Should you have any questions regarding this response, you may contact me at (213) 225-0273 or Greg Brown, the Partnership's General Counsel, at (213) 225-0294.

Sincerely,

/s/ James G. Jackson
James G. Jackson
Chief Financial Officer
BreitBurn Energy Partners L.P.

cc:    Roberta E. Kass
Lawrence C. Smith